U.S. SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13A-16 OR 15D-16 OF
                      THE SECURITIES EXCHANGE ACT OF 1934

                         For the Month of NOVEMBER 2002

                        COMMISSION FILE NUMBER: 000-20466

                            CADE STRUKTUR CORPORATION
             (Exact Name of Registrant as specified in its charter)

          SUITE 1620, 400 BURRARD STREET, VANCOUVER, BRITISH COLUMBIA,
                                CANADA, V6C 3A6
                                 (604) 683-5767
              (Address and telephone number of Registrant's office)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                    [X]     Form 20-F          [ ]  Form 40-F

Indicate by check mark if the Registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
                                                 ------

Indicate by check mark if the Registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
                                                 ------

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                           Yes             No    X
                               -------        -------

If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82-
                                       ---------------------

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For  Further  Information  Contact:

CADE STRUKTUR CORPORATION                                    Rene Randall
400  Burrard  Street,  Suite 1620                            (604)  683-5767
Vancouver,  British  Columbia  V6C 3A6
Canada

FOR  IMMEDIATE  RELEASE:


                 CADE STRUKTUR CORPORATION SHAREHOLDERS APPROVE
                 CONSOLIDATION AND SUBDIVISION OF COMMON SHARES

Vancouver, British Columbia, (November 12, 2002) - Cade Struktur Corporation (the "Corporation") (National Quotation Bureau "pink sheets": CADEF) is pleased to announce that its shareholders have approved the consolidation and subsequent subdivision of the issued common shares of the Corporation (the "Old Shares"). The Old Shares will be consolidated on the basis of every 500 Old Shares being consolidated into one common share of the Corporation (the "Consolidated Shares"), and any fractional shares resulting from the consolidation of common shares held by holders of fewer than 500 Old Shares will be aggregated and sold, with the proceeds therefrom distributed to the holders of such fractional shares on a pro rata basis. Immediately following the share consolidation, the Consolidated Shares of the Corporation will be subdivided on the basis that one Consolidated Share will become 500 common shares of the Corporation (the "New Shares").

Shareholders of the Corporation are requested to tender their certificates representing Old Shares in accordance with the terms of the Letter of Transmittal delivered to shareholders. Holders of 500 or more shares will receive certificates representing New Shares in exchange for their certificates representing Old Shares. Holders of fewer than 500 Old Shares will receive their pro rata share of the proceeds from the aggregation and sale of their shares. Shareholders who hold their shares through a broker/dealer or other nominee holder should contact such nominee holder to arrange to have their Old Shares tendered on their behalf. It is anticipated that the New Shares will commence trading on the pink sheets on November 22, 2002.

For  further  information,  please  contact  Rene  Randall  at  (604)  683-5767.

                                   SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


Registrant       CADE  STRUKTUR  CORPORATION
                 ---------------------------


By               /s/  Jimmy  S.H.  Lee
                 ---------------------------
                 JIMMY  S.H.  LEE
                 DIRECTOR


Date             November  13,  2002
                 ---------------------------